UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Restructuring Plan – Town Hall Meeting / Timetable dated 13 November 2025

Press Release

13 November 2025

Argo Blockchain plc

(" Argo" or " the Company")

Restructuring Plan - town hall meeting
Timetable

Argo Blockchain plc provides the following updates regarding its proposed restructuring plan under Part 26A of the Companies Act 2006 (the " Restructuring Plan").

Town Hall Meeting

As mentioned in the Company's explanatory statement accompanying the Restructuring Plan, the Company will hold an online only "town hall" meeting at which management will address retail holders of the Company's notes and shares on the Restructuring Plan and the Retail Advocate will also address retail holders and reiterate his role.

The main purpose of the Town Hall is to enable retail holders of the Company's notes and shares to have the opportunity to ask questions about the Restructuring Plan and make their views about any aspect of it known.

If you have any questions or concerns you are encouraged to attend.  You are free to attend (and indeed are encouraged to do so) even if you hold your notes or shares through a broker or other intermediary.

The town hall meeting will be held online on Wednesday 19 November 2025 at 4 p.m. (GMT) / 11 a.m. (Eastern). Those wishing to attend the town hall meeting should register in advance at:

https://www.investormeetcompany.com/argo-blockchain-plc/register

For the avoidance of doubt, no individual legal, financial or tax advice will be provided, and attendees should seek their own independent advice.

Timetable

The key times and dates of the Restructuring Plan are as follows:

Event	Time (GMT) and date
Town hall meeting	4 p.m. on 19 November 2025
Shareholder plan meeting	2.00 p.m. on 2 December 2025
General meeting of shareholders to consider Rule 9 waiver	2.30 p.m. on 2 December 2025
Noteholder plan meeting	3.00 p.m. on 2 December 2025
Secured lender plan meeting	4.00 p.m. on 2 December 2025
Court sanction hearing	Time to be confirmed on 8 December 2025

General

Documents relating to the Restructuring Plan, including details of how to vote at the plan meetings being held on 2 December 2025, are available at https://deals.is.kroll.com/argo .

The Restructuring Plan has been structured to enable the Company to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and certain other available exemptions under the U.S. Securities Act of 1933 and applicable state securities laws, in each case with respect to securities expected to be issued under the plan.

For further information of a general nature regarding the Restructuring Plan (including on the voting procedure), please contact Fladgate LLP, the Company's legal advisers, and for further information on the voting procedure, Noteholders and the Secured Lender should please contact the Information Agent and Shareholders should please contact Computershare:

FLADGATE LLP
Email:	Argo@fladgate.com
Address:	16 Great Queen Street, London, WC2B 5DG
Attention:	Jeremy Whiteson
THE INFORMATION AGENT
Email:	argo@is.kroll.com
Attention:	Argo team
COMPUTERSHARE
Email:	ir@argoblockchain.com
Attention:	Computershare
THE RETAIL ADVOCATE
Email:	jy@abadvocate.co.uk
Attention:	Jon Yorke

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com .

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the proposed Restructuring Plan and its expected effects; the Company's operating and financial outlook; and internal estimates, projections, forecasts, and valuation analyses are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the Company's ability to implement the proposed Restructuring Plan on the expected timeline or at all; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 November, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer